1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000
April 9, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust Post-Effective Amendment No. 33 to Registration Statement on Form N-1A Securities Act File No. 333-91278 Investment Company Act File No. 811-21128
Ladies and Gentlemen:
Please find enclosed for filing pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Legg Mason Partners Variable Equity Trust, a Maryland business trust (the “Trust”), Post-Effective Amendment No. 33 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.
The Amendment is being filed to designate a new effective date for Post-Effective Amendment No. 33 to the Trust’s Registration Statement, which was filed on January 29, 2010 and proposed an effective date of April 9, 2010. The Amendment designates an effective date of April 29, 2010 pursuant to Rule 485(b)(1)(iii) under the 1933 Act. The Amendment and Post-Effective Amendment No. 33 relate to Legg Mason Variable Lifestyle Allocation 50%, Legg Mason Variable Lifestyle Allocation 70% and Legg Mason Variable Lifestyle Allocation 85%, each a series of the Trust.
The undersigned was responsible for the preparation and review of the Amendment and hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).
Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1288.
Very truly yours,
/s/ Y. Rachel Kuo
Y. Rachel Kuo
Enclosures

cc:	George P. Hoyt, Legg Mason & Co., LLC Barbara J. Allen, Legg Mason & Co., LLC Dianne E. O’Donnell, Willkie Farr & Gallagher LLP
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